MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

April 2, 2020

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 68 to Registration Statement on Form N-1A for MFS Variable Insurance Trust II (the "Trust”) on behalf of MFS Strategic Income Portfolio (the "Fund") (File Nos. 002-83616 and 811-03732)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of March 12, 2020, on the above-referenced Post-Effective Amendment (the "PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 27, 2020. The PEA for the Fund was filed for the purpose of incorporating certain changes to the Fund's "Principal Investment Strategies" disclosure.

General Comments

1.	Comment:	Please disclose in the expense example table that the figures reflect that the expense reimbursement or fee waiver arrangement will be in effect for at least one year and is reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

Response:
We confirm that the expense example reflects that the fee waiver and/or expense reimbursement, as noted in the footnote to the Annual Fund Operating Expenses table, will be in effect for at least one year and is reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

2.	Comment:	Please disclose whether the Fund has a principal investment strategy of investing in fixed income securities with any particular maturity or duration.

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Securities and Exchange Commission
April 2, 2020

Response:
The Fund does not have a principal investment strategy of focusing on debt instruments with a particular maturity or duration. As a result, no disclosure concerning maturity or duration parameters will be added to the Fund’s principal investment strategies disclosure.

3.	Comment:	Within the Principal Investment Strategies section of the Fund's Prospectus, we note that the derivatives language is very general. Please see the SEC's letter from Barry D. Miller, dated July 30, 2010, to the ICI regarding Derivatives‐Related Disclosures by Investment Companies (the "Derivatives Letter"), and state with specificity the types of securities in which the Fund will invest principally. Accordingly, please revise your principal investment strategy disclosure as appropriate.

Response:
We have reviewed the Derivatives Letter and believe that the current derivatives disclosure in the Principal Investment Strategies section of the Fund's prospectus is consistent with the guidance provided in the Derivatives Letter.

4.	Comment:	Within the Principal Investment Strategy section of the Fund's Prospectus, we note your derivatives language mentions the use of "certain complex structured securities." Please specify what complex structured securities the Fund may invest in.

Response:
"Complex structured securities" would include instruments such as collateralized debt obligations ("CDOs") whose payment structures are based on the performance of other CDOs and certain performance-linked notes. The Fund does not have a principal investment strategy of investing in any particular type of complex structured derivative. Therefore, we believe the fund's current disclosure is sufficient, and we respectfully decline to amend the disclosure.

5.	Comment:	Given that the Fund may invest in other mutual funds advised by MFS, should there be a line item in the fee and expense table to separately disclose acquired fund fees and expenses ("AFFE")? Please advise or revise.

Response:
While the Fund may invest in certain affiliated underlying funds, the combined AFFE from those Funds was less than one basis point; therefore, the AFFE are not required to be separately disclosed in the expense table of the Fund's prospectus per Instruction (3)(f)(i) to Item 3 of Form N-1A.

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Securities and Exchange Commission
April 2, 2020

6.	Comment:	Within the Principal Risks section of the Summary Prospectus, the last sentence of the Debt Market Risk states that "Certain events can have a dramatic adverse effect on debt markets and may lead to periods of high volatility and reduced liquidity in a debt market or segment of a debt market." Please consider including examples of such events.

Response:
In accordance with Item 4(a) of Form N-1A, the Item 4 Principal Investment Risks disclosure is a summary of the Fund's Item 9 disclosure.  A more detailed explanation and specific examples of events that can have an adverse effect on debt markets are included in the Fund's Item 9 Principal Risks section; therefore, we respectfully decline to revise the Item 4 disclosure.

7.	Comment:	The Principal Investment Strategies sections of the Fund's Prospectus state that MFS focuses on investing the Fund's assets in "…corporate bonds, mortgage-backed securities and other securitized instruments (including commercial mortgaged-backed securities, collateralized debt obligations, and/or other asset-backed securities)." Please include risk disclosure specific to investing in the various types of securitized instruments.

Response:
We believe the disclosure in the Principal Risks sections of the Fund's Prospectus, including the Fund's Credit Risk and Prepayment/Extension Risk disclosure adequately addresses the risks associated with investing in securitized instruments; therefore, we respectfully decline to make these changes.

8.	Comment:	The Principal Investment Strategies sections of the Fund's Prospectus state that "MFS normally invests the fund's assets across different industries, sectors, countries, and regions, but MFS may invest a significant percentage of the fund's assets in issuers in a single industry, sector, country, or region." If the Fund currently has a principal strategy of focusing on a particular industry, sector, country, or region, please identify the particular industry, sector, country, or region in the Principal Investment Strategies sections and add corresponding risks to the Principal Risks sections.

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Securities and Exchange Commission
April 2, 2020

Response:
The Fund does not have a principal investment strategy of focusing on one particular industry, sector, country, or region. We believe that our current disclosure in the "Principal Investment Strategies" and "Principal Risks" sections of the Fund's Prospectus appropriately discloses the principal investment strategies and principal risks of the Fund. Industry, sector, country, or region allocation is a result of the then current investment opportunities identified by the Fund's portfolio managers pursuant to the Fund's principal investment strategies, rather than a principal investment strategy to focus the Fund's investments in any particular industry, sector, country, or region. In addition, we note that the Principal Risks sections of the Fund's Prospectus include general "Focus Risk" as a principal risk. Based on the foregoing, we do not believe any changes to the Fund's disclosure are necessary at this time.

9.	Comment:	The second to last paragraph in the Fund's statutory Principal Investment Strategies section states: "MFS may also consider environmental, social, and governance (ESG) factors in its fundamental investment analysis." Please include this language in the summary Principal Investment Strategies section, add corresponding risk disclosure, and describe the factors that you consider to screen investments.

Response:
The Fund does not seek to invest a certain percentage of its assets in issuers that meet certain ESG goals nor does the Fund screen out certain types of investments based solely on ESG factors. The disclosure is part of the Fund's explanation "in general terms how the Fund's adviser decides which securities to buy and sell" in accordance with Item 9(b)(2) of Form N-1A. As indicated in the Fund's Item 9(b)(2) strategies disclosure, investments for the Fund are selected primarily based on fundamental analysis of individual instruments and their issuers in light of the issuers' financial condition and market, economic, political and regulatory conditions. This disclosure also identifies the factors that MFS considers in its fundamental analysis (e.g., the instruments' credit quality). The above-referenced disclosure is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS' fundamental analysis. Based on the foregoing, we do not believe any changes to the Fund's Principal Investment Strategies and Principal Risk disclosure are necessary.

10.	Comment:	"Active and frequent trading" is listed in the prospectus under the sub-heading "Other Investment Strategies and Risks." Given that the portfolio turnover of the Fund was 104% during its most recent fiscal year end, please consider whether active and frequent trading should be moved to the "Principal Risks" section of the Fund's Prospectus.

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Securities and Exchange Commission
April 2, 2020

Response:
We do not believe that active and frequent trading is a principal investment strategy or principal risk of the Fund; however, we think it is appropriate to disclose "active and frequent trading" under the "Other Investment Strategies and Risks" section as currently disclosed; therefore, we respectfully decline to amend this disclosure.

11.	Comment:	Please consider disclosing that any redemptions in‐kind would consist of pro‐rata slices of the Fund’s portfolio assets, representative baskets of securities, or individually selected securities, per page 294 of the Investment Company Liquidity Risk Management Programs Adopting Release.

Response:
We have considered whether adding additional details in this regard is appropriate; however, given the limited number of redemptions in‐kind across the MFS Funds complex in recent years, we do not believe that it is necessary to provide additional details in this regard.

12.	Comment:	Per Item 19(g) of Form N‐1A, in the Distribution Plan section of the Fund's Statement of Additional Information (SAI), please disclose whether the Fund's Distribution Plan is a compensatory plan or a reimbursement plan.

Response:	The Fund's 12b-1 Plan is a compensatory plan. We will add the following disclosure to the Distribution Plan section of the Fund's SAI to clarify that point:

The Trustees have approved a plan for the Fund in accordance with Rule 12b-1 under the 1940 Act for Service Class Shares (the "Distribution Plan”). The Fund has not adopted a Distribution Plan with respect to Initial Class Shares. The Distribution Plan is a compensation plan, meaning that MFD will receive payment without regard to the actual expenses it incurs under the Distribution Plan for distribution and shareholder services. In approving the Distribution Plan, the Trustees, including a majority of the Independent Trustees who have no direct or indirect financial interest in the operation of the Distribution Plan or any agreements relating to the Distribution Plan (“Distribution Plan Qualified Trustees”), concluded that there is a reasonable likelihood that the Distribution Plan would benefit the Fund and each respective class of shareholders.

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Securities and Exchange Commission
April 2, 2020

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

AMANDA S. MOORADIAN
Amanda S. Mooradian
Assistant Vice President and Senior Counsel
MFS Investment Management

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